Exhibit 99.1

          1st Quarter 2015 • Earnings News Release • Three months ended January 31, 2015

TD Bank Group Reports First Quarter 2015 Results

This quarterly earnings news release should be read in conjunction with the Bank's unaudited First Quarter 2015 Report to Shareholders for the three months ended January 31, 2015, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated February 25, 2015. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

The Bank implemented new and amended standards under IFRS, which required retrospective application, effective the first quarter of fiscal 2015 (2015 IFRS Standards and Amendments). As a result, certain comparative amounts have been restated where applicable. For more information refer to Note 2 of the first quarter 2015 Interim Consolidated Financial Statements. The 2015 IFRS Standards and Amendments were not incorporated into the regulatory capital disclosures presented prior to the first quarter of 2015.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the First Quarter 2015 Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter a year ago:

•	Reported diluted earnings per share were $1.09, compared with $1.07.
•	Adjusted diluted earnings per share were $1.12, compared with $1.06.
•	Reported net income was $2,060 million, compared with $2,042 million.
•	Adjusted net income was $2,123 million, compared with $2,024 million.

FIRST QUARTER ADJUSTMENT (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note, compared with the first quarter a year ago:

•	Amortization of intangibles of $63 million after tax (3 cents per share), compared with $61 million after tax (3 cents per share).

TORONTO, February 26, 2015 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the first quarter ended January 31, 2015. Results for the quarter reflect good contributions from the Canadian and U.S. Retail segments and a solid contribution from the Wholesale segment.

“We are pleased with our start to 2015, with adjusted earnings of $2.1 billion, up 5% from the same quarter last year,” said Bharat Masrani, Group President and Chief Executive Officer. “Our results reflect strong retail earnings on both sides of the border and strong fundamentals.”

TD BANK GROUP • FIRST QUARTER 2015 • EARNINGS NEWS RELEASE	Page 1

Canadian Retail

Canadian Retail delivered net income of $1.4 billion in the first quarter of 2015, an increase of 8% over the same quarter last year on an adjusted basis. Increased earnings were attributable to good loan and deposit growth, good credit management, the full quarter impact from Aeroplan, and higher insurance earnings.

“Canadian Retail had a good first quarter with all of our businesses contributing,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance and Wealth Management. “While the operating environment remains challenging, the Canadian Retail businesses have good momentum on key business drivers and remain focused on delivering legendary comfort and convenience to customers across all our channels.”

U.S. Retail

U.S. Retail generated net income of US$536 million. Excluding the Bank's investment in TD Ameritrade, the segment generated net income of US$457 million, a 15% increase over the same quarter last year, primarily the result of good credit quality and volumes, and lower non-interest expenses.

TD Ameritrade contributed US$79 million in earnings to the segment, an increase of 22% compared with the first quarter last year.

“U.S. Retail delivered strong results in the first quarter,” said Mike Pedersen, Group Head, U.S. Banking. “Our organic growth has been driven by customer acquisition, strong deposit and lending volume, continued benefit from good asset quality, and active productivity management. We are making good progress in deepening customer relationships, strengthening our distribution strategy and improving efficiency.”

Wholesale Banking

Wholesale Banking net income for the quarter was $192 million, a decrease of 17% compared with the first quarter last year. Earnings this quarter were characterized by solid trading in volatile markets, offset by lower fee-based revenue on reduced industry-wide volumes.

“Overall it was a good start to the year in a challenging market,” said Bob Dorrance, Group Head, Wholesale Banking. “While we are cautious of the uncertain interest rate environment, volatile energy markets, and the weaker Canadian dollar, our business fundamentals remain strong. Looking ahead, we are confident that our client-driven franchise and our emphasis on managing risk and productivity will continue to deliver solid results.”

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 9.5%, compared with 9.4% last quarter. Today, TD announced a dividend increase of 4 cents per common share, for the dividend payable in April.

Conclusion

“Our first quarter results showcase the power of our franchise model in the face of a continuously challenging environment,” said Masrani. “The dividend increase demonstrates TD's ability to grow earnings over the long term. We will continue taking advantage of growth opportunities, increasing productivity, investing in the future of our business and meeting the evolving needs of our customers.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • FIRST QUARTER 2015 • EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis (“MD&A”) in the Bank's 2014 Annual Report under the heading “Economic Summary and Outlook”, for each business segment under headings “Business Outlook and Focus for 2015”, and in other statements regarding the Bank’s objectives and priorities for 2015 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including to successfully complete acquisitions and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to current laws and regulations; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; changes to accounting policies and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2014 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2014 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2015”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2015 • EARNINGS NEWS RELEASE	Page 3

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Results of operations
Total revenue	$7,614	$7,452	$7,565
Provision for credit losses	362	371	456
Insurance claims and related expenses	699	720	683
Non-interest expenses	4,165	4,331	4,096
Net income – reported	2,060	1,746	2,042
Net income – adjusted[1]	2,123	1,862	2,024
Return on common equity – reported	14.6%	13.1%	16.4%
Return on common equity – adjusted[2]	15.1	14.0	16.2
Financial position
Total assets	$1,080,155	$960,511	$920,424
Total equity	62,629	56,231	53,909
Total Common Equity Tier 1 (CET1) Capital risk-weighted assets[3,4]	355,597	328,393	312,972
Financial ratios
Efficiency ratio – reported	54.7%	58.1%	54.1%
Efficiency ratio – adjusted[1]	53.8	56.2	52.5
Common Equity Tier 1 Capital ratio[3]	9.5	9.4	8.9
Tier 1 Capital ratio[3]	11.0	10.9	10.5
Provision for credit losses as a % of net average loans and acceptances[5]	0.29	0.33	0.40
Common share information – reported (dollars)
Per share earnings
Basic	$1.09	$0.92	$1.07
Diluted	1.09	0.91	1.07
Dividends per share	0.47	0.47	0.43
Book value per share	31.60	28.45	26.91
Closing share price	50.60	55.47	48.16
Shares outstanding (millions)
Average basic	1,844.2	1,842.0	1,835.3
Average diluted	1,849.7	1,848.2	1,841.1
End of period	1,845.5	1,844.6	1,837.7
Market capitalization (billions of Canadian dollars)	$93.4	$102.3	$88.5
Dividend yield	3.5%	3.4%	3.4%
Dividend payout ratio	43.2	51.3	40.1
Price-earnings ratio	12.2	13.4	13.4
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.12	$0.98	$1.06
Diluted	1.12	0.98	1.06
Dividend payout ratio	41.8%	48.0%	40.4%
Price-earnings ratio	11.7	13.0	12.7
1	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the “Return on Common Equity” section of this document for an explanation.
3	Prior to the first quarter of 2015, amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.
4	Effective the third quarter of 2014, each capital ratio has its own risk-weighted asset (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For the third and fourth quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 57%, 65%, and 77% respectively. For fiscal 2015, the scalars are 64%, 71%, and 77% respectively.
5	Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of the MD&A and Note 5 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-Agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of the MD&A and Note 5 to the Interim Consolidated Financial Statements.
TD BANK GROUP • FIRST QUARTER 2015 • EARNINGS NEWS RELEASE	Page 4

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed on Table 3. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Net interest income	$4,560	$4,457	$4,301
Non-interest income	3,054	2,995	3,264
Total revenue	7,614	7,452	7,565
Provision for credit losses	362	371	456
Insurance claims and related expenses	699	720	683
Non-interest expenses	4,165	4,331	4,096
Income before income taxes and equity in net income of an investment in associate	2,388	2,030	2,330
Provision for income taxes	418	370	365
Equity in net income of an investment in associate, net of income taxes	90	86	77
Net income – reported	2,060	1,746	2,042
Preferred dividends	24	32	46
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,036	$1,714	$1,996
Attributable to:
Non-controlling interests	$27	$27	$27
Common shareholders	2,009	1,687	1,969

TD BANK GROUP • FIRST QUARTER 2015 • EARNINGS NEWS RELEASE	Page 5

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Operating results – adjusted
Net interest income	$4,560	$4,457	$4,301
Non-interest income[1]	3,054	2,995	3,011
Total revenue	7,614	7,452	7,312
Provision for credit losses	362	371	456
Insurance claims and related expenses	699	720	683
Non-interest expenses[2]	4,092	4,188	3,841
Income before income taxes and equity in net income of an investment in associate	2,461	2,173	2,332
Provision for income taxes[3]	442	410	399
Equity in net income of an investment in associate, net of income taxes[4]	104	99	91
Net income – adjusted	2,123	1,862	2,024
Preferred dividends	24	32	46
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	2,099	1,830	1,978
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	27	27	27
Net income available to common shareholders – adjusted	2,072	1,803	1,951
Adjustments for items of note, net of income taxes
Amortization of intangibles[5]	(63)	(62)	(61)
Integration charges relating to the acquisition of the credit card portfolio of MBNA Canada[6]	–	(54)	(21)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[7]	–	–	19
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts[8]	–	–	(115)
Gain on sale of TD Waterhouse Institutional Services[9]	–	–	196
Total adjustments for items of note	(63)	(116)	18
Net income available to common shareholders – reported	$2,009	$1,687	$1,969
1	Adjusted non-interest income excludes the following items of note: first quarter 2014 – $22 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 7; $231 million gain due to the sale of TD Waterhouse Institutional Services, as explained in footnote 9.
2	Adjusted non-interest expenses excludes the following items of note: first quarter 2015 – $73 million amortization of intangibles, as explained in footnote 5; fourth quarter 2014 – $70 million amortization of intangibles; $73 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 6; first quarter 2014 – $71 million amortization of intangibles; $28 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $156 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts, as explained in footnote 8.
3	For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of the MD&A.
4	Adjusted equity in net income of an investment in associate excludes the following items of note: first quarter 2015 – $14 million amortization of intangibles, as explained in footnote 5; fourth quarter 2014 – $13 million amortization of intangibles; first quarter 2014 – $14 million amortization of intangibles.
5	Amortization of intangibles relate to intangibles acquired as a result of asset acquisitions and business combinations. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
6	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration related travel, employee severance costs, consulting, and training. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Integration charges related to this acquisition were incurred by the Canadian Retail segment. The fourth quarter of 2014 was the last quarter Canadian Retail included any further MBNA-related integration charges as an item of note.
7	During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts. These derivatives are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
8	On December 27, 2013, the Bank acquired approximately 50% of the existing Aeroplan credit card portfolio from the Canadian Imperial Bank of Commerce (CIBC) and on January 1, 2014, the Bank became the primary issuer of Aeroplan Visa credit cards. The Bank incurred program set-up, conversion, and other one-time costs related to the acquisition of the portfolio and related affinity agreement, consisting of information technology, external professional consulting, marketing, training, and program management, as well as a commercial subsidy payment of $127 million ($94 million after tax) payable to CIBC. These costs were included as an item of note in the Canadian Retail segment. The third quarter of 2014 was the last quarter Canadian Retail included any set-up, conversion, or other one-time costs related to the acquired Aeroplan credit card portfolio as an item of note.
9	On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms which were settled in the third and fourth quarters of 2014. On the transaction date, a gain of $196 million after tax was recorded in the Corporate segment in other income. The gain is not considered to be in the normal course of business for the Bank.
TD BANK GROUP • FIRST QUARTER 2015 • EARNINGS NEWS RELEASE	Page 6

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Basic earnings per share – reported	$1.09	$0.92	$1.07
Adjustments for items of note[2]	0.03	0.06	(0.01)
Basic earnings per share – adjusted	$1.12	$0.98	$1.06

Diluted earnings per share – reported	$1.09	$0.91	$1.07
Adjustments for items of note[2]	0.03	0.07	(0.01)
Diluted earnings per share – adjusted	$1.12	$0.98	$1.06
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Provision for income taxes – reported	$418	$370	$365
Adjustments for items of note: Recovery of (provision for) income taxes[1,2]
Amortization of intangibles	24	21	24
Integration charges relating to the acquisition of the credit card portfolio of MBNA Canada	–	19	7
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	–	–	(3)
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and
acquisition of Aeroplan Visa credit card accounts	–	–	41
Gain on sale of TD Waterhouse Institutional Services	–	–	(35)
Total adjustments for items of note	24	40	34
Provision for income taxes – adjusted	$442	$410	$399
Effective income tax rate – adjusted[3]	18.0%	18.9%	17.1%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Beginning November 1, 2014, capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Average common equity	$54,580	$51,253	$47,736
Net income available to common shareholders – reported	2,009	1,687	1,969
Items of note impacting income, net of income taxes[1]	63	116	(18)
Net income available to common shareholders – adjusted	2,072	1,803	1,951
Return on common equity – adjusted	15.1%	14.0%	16.2%

1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • FIRST QUARTER 2015 • EARNINGS NEWS RELEASE	Page 7

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Effective December 27, 2013, and January 1, 2014, the results of the acquired Aeroplan credit card portfolio and the results of the related affinity relationship with Aimia Inc. (collectively, “Aeroplan”) are reported in the Canadian Retail segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section of this document, the “Business Focus” section in the 2014 MD&A, and Note 31 to the Bank’s 2014 Consolidated Financial Statements for the year ended October 31, 2014. For information concerning the Bank’s measure of adjusted return on average common equity, which is a non-GAAP financial measure, see the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results are reversed in the Corporate segment. The TEB adjustment for the quarter was $140 million, compared with $115 million in the first quarter last year, and $76 million in the prior quarter.

TABLE 7: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)		For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Net interest income	$2,435	$2,435	$2,345
Non-interest income	2,464	2,485	2,284
Total revenue	4,899	4,920	4,629
Provision for credit losses	190	250	230
Insurance claims and related expenses	699	720	683
Non-interest expenses – reported	2,085	2,224	2,119
Non-interest expenses – adjusted	2,085	2,151	1,935
Net income – reported	1,449	1,304	1,204
Adjustments for items of note, net of income taxes[1]
Integration charges relating to the acquisition of the credit card portfolio of MBNA Canada	–	54	21
Set-up, conversion and other one-time costs related to affinity relationship with Aimia
and acquisition of Aeroplan Visa credit card accounts	–	–	115
Net income – adjusted	$1,449	$1,358	$1,340

Selected volumes and ratios
Return on common equity – reported[2]	41.9%	40.8%	39.4%
Return on common equity – adjusted[2]	41.9	42.5	43.9
Margin on average earning assets (including securitized assets)	2.88	2.92	2.94
Efficiency ratio – reported	42.6	45.2	45.8
Efficiency ratio – adjusted	42.6	43.7	41.8
Number of Canadian retail branches	1,164	1,165	1,178
Average number of full-time equivalent staff	39,602	39,671	39,276
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Effective November 1, 2014, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.

Quarterly comparison – Q1 2015 vs. Q1 2014

Canadian Retail net income for the quarter on a reported basis was $1,449 million, an increase of $245 million, or 20%, compared with the first quarter last year. Adjusted net income for the quarter was $1,449 million, an increase of $109 million, or 8%, compared with the first quarter last year. The increase in adjusted earnings was primarily driven by good loan and deposit volume growth, good credit management, the full quarter impact of Aeroplan and higher insurance earnings, partially offset by higher expenses. The reported and adjusted annualized return on common equity for the quarter was 41.9%, compared with 39.4% and 43.9%, respectively, in the first quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking businesses, including credit cards, auto finance, wealth and insurance businesses. Revenue for the quarter was $4,899 million, an increase of $270 million, or 6%, compared with the first quarter last year. Net interest income increased $90 million or 4% compared with the first quarter last year driven primarily by good loan and deposit volume growth and the full quarter impact of Aeroplan, partially offset by lower margins. Non-interest income increased $180 million or 8% largely due to the change in fair value of investments supporting insurance claims, wealth asset growth, insurance premium growth and the full quarter impact of Aeroplan, partially offset by lower reinsurance revenue.

The personal banking business generated good average lending volume growth of $13.2 billion, or 5%. Average real estate secured lending volume increased $8.4 billion, or 4%. Auto lending average volume increased $2.2 billion, or 15%, while all other personal lending average volumes increased $2.6 billion, or 8%, largely driven by the full quarter impact of Aeroplan. Business loans and acceptances average volume increased $4.3 billion, or 9%. Average personal deposit volumes increased $4.9 billion, or 3%, due to strong growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $5.8 billion, or 8%. Margin on average earning assets was 2.88%, a 6 basis point (bps) decrease primarily due to the low rate environment and competitive pricing.

Assets under administration increased $38 billion, or 14%, and assets under management increased $31 billion, or 15% compared with first quarter of last year, driven primarily by market appreciation and strong new asset growth.

TD BANK GROUP • FIRST QUARTER 2015 • EARNINGS NEWS RELEASE	Page 8

PCL for the quarter was $190 million, a decrease of $40 million, or 17%, compared with the first quarter last year. Personal banking PCL was $190 million, a decrease of $29 million, or 13%, due primarily to a sale of charged-off accounts and continued favourable credit performance, partially offset by the full quarter impact of Aeroplan. Business banking PCL decreased by $11 million primarily due to higher recoveries and lower provisions. Annualized PCL as a percentage of credit volume was 0.22%, a decrease of 6 bps, compared with the first quarter last year. Net impaired loans were $824 million, a decrease of $104 million, or 11%, compared with the first quarter last year. Net impaired loans as a percentage of total loans were 0.24%, compared with 0.29% as at January 31, 2014.

Insurance claims and related expenses for the quarter were $699 million, an increase of $16 million, or 2% compared with the first quarter last year primarily due to the change in fair value of investments supporting claims, partially offset by less severe weather conditions.

Reported non-interest expenses for the quarter were $2,085 million, a decrease of $34 million, or 2%, compared with the first quarter last year. Adjusted non-interest expenses for the quarter were $2,085 million, an increase of $150 million, or 8%. The increase was driven primarily by higher employee-related costs including higher revenue-based variable expenses, timing of initiative spend, business growth and the full quarter impact of Aeroplan, partially offset by initiatives to increase productivity.

The reported efficiency ratio for the quarter improved to 42.6%, while the adjusted efficiency ratio worsened to 42.6%, compared with 45.8% and 41.8%, respectively, in the first quarter last year.

Quarterly comparison – Q1 2015 vs. Q4 2014

Canadian Retail net income for the quarter on a reported basis increased $145 million, or 11%, compared with the prior quarter. Adjusted net income for the quarter increased $91 million, or 7%, compared with the prior quarter. The increase in earnings was primarily due to lower expenses and good credit management. The reported and adjusted annualized return on common equity for the quarter was 41.9%, compared with 40.8% and 42.5%, respectively, in the prior quarter.

Revenue for the quarter decreased $21 million compared with the prior quarter. Net interest income was flat compared with prior quarter, as the increase due to volume growth was offset by margin compression and a decline in refinancing revenue. Non-interest income decreased $21 million or 1%, as higher fee revenue in credit cards and business banking and the change in fair value of investments supporting claims, was more than offset by lower reinsurance revenue. Margin on average earning assets was 2.88%, a decrease of 4 bps primarily due to competitive pricing, a decline in refinancing revenue and the low rate environment.

The personal banking business generated good average lending volume growth of $2.9 billion, or 1%. Average real estate secured lending volume increased $2.3 billion, or 1%. Auto lending average volume increased $0.7 billion or 4%. All other personal lending average volumes were flat compared with prior quarter. Business loans and acceptances average volumes increased $0.7 billion, or 1%. Average personal deposit volumes increased $2 billion, or 1%, while average business deposit volumes increased $2 billion, or 2%.

Assets under administration increased $9 billion, or 3%, and assets under management increased $15 billion, or 7% compared with the prior quarter, due to market appreciation and strong net asset growth.

PCL for the quarter decreased $60 million, or 24%, compared with the prior quarter. Personal banking PCL for the quarter decreased $41 million, or 18%, due primarily to a sale of charged-off accounts and favourable credit performance. Business banking PCL decreased $19 million largely due to higher recoveries for the quarter. Annualized PCL as a percentage of credit volume was 0.22%, a decrease of 7 bps, compared with the prior quarter. Net impaired loans decreased $10 million, or 1%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.24%, compared with 0.25% as at October 31, 2014.

Insurance claims and related expenses for the quarter decreased $21 million, or 3%, compared with the prior quarter primarily due to lower reinsurance claims, partially offset by the change in fair value of investments supporting claims.

Reported non-interest expenses for the quarter decreased $139 million, or 6%, compared with the prior quarter. Adjusted non-interest expenses for the quarter decreased $66 million, or 3%, compared with the prior quarter largely due to higher business initiative spend and higher marketing initiatives in the prior quarter.

The reported and adjusted efficiency ratio for the quarter improved to 42.6%, compared with 45.2% and 43.7%, respectively, in the prior quarter.

Business Outlook

The Canadian retail businesses remain focused on maintaining their leadership position in providing legendary customer service and convenience across all channels. Our commitment to invest across our businesses to enhance our customer value proposition positions us well for growth over the long term. For the remainder of the year, we expect earnings growth to moderate as good volume growth will be partially offset by declines in margin and the annualized impact of the Aeroplan acquisition. Credit loss rates are expected to remain relatively stable. We expect to generate insurance premium growth, but insurance results will also reflect the frequency and severity of weather-related events. We will continue to focus on productivity, to enhance the customer and employee experience, simplify processes and manage expenses.

TD BANK GROUP • FIRST QUARTER 2015 • EARNINGS NEWS RELEASE	Page 9

TABLE 8: U.S. RETAIL[1]
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars				U.S. dollars
	January 31	October 31	January 31	January 31	October 31	January 31
	2015	2014	2014	2015	2014	2014
Net interest income	$1,642	$1,515	$1,477	$1,408	$1,370	$1,381
Non-interest income	582	532	592	499	481	554
Total revenue	2,224	2,047	2,069	1,907	1,851	1,935
Provision for credit losses – loans[2]	176	161	236	153	145	221
Provision for (recovery of) credit losses – debt
securities classified as loans	1	(22)	2	1	(20)	2
Provision for credit losses	177	139	238	154	125	223
Non-interest expenses	1,391	1,381	1,312	1,193	1,249	1,225
U.S. Retail Bank net income[3]	535	426	424	457	385	398
Equity in net income of an investment in associate,
net of income taxes	90	83	68	79	77	65
Net income	$625	$509	$492	$536	$462	$463

Selected volumes and ratios
Return on common equity[4]	8.5%	7.6%	8.0%	8.5%	7.6%	8.0%
Margin on average earning assets (TEB)[5]	3.71	3.65	3.83	3.71	3.65	3.83
Efficiency ratio	62.5	67.5	63.4	62.5	67.5	63.4
Number of U.S. retail stores	1,301	1,318	1,288	1,301	1,318	1,288
Average number of full-time equivalent staff	26,021	26,162	26,108	26,021	26,162	26,108
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Includes provisions for credit losses on acquired credit-impaired loans including all Federal Deposit Insurance Corporation (FDIC) covered loans.
3	Results exclude the impact related to the equity in net income of the investment in TD Ameritrade.
4	Effective November 1, 2014, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.
5	Margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison – Q1 2015 vs. Q1 2014

U.S. Retail net income for the quarter was $625 million (US$536 million), which included net income of $535 million (US$457 million) from the U.S. Retail Bank and $90 million (US$79 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings growth benefited from the strengthening of the U.S. dollar. The annualized return on common equity for the quarter was 8.5%, compared to 8.0% for the first quarter last year.

U.S. Retail Bank net income of US$457 million increased US$59 million, or 15%, compared with the first quarter last year primarily due to lower PCL and lower non-interest expenses, partially offset by a decrease in other non-interest income. The contribution from TD Ameritrade of US$79 million was up 22% compared with the first quarter last year, primarily due to increased transaction-based and asset-based revenue and the prior year impact of taxes on a special dividend.

U.S. Retail Bank revenue is derived from personal banking, business banking, investments, auto lending, credit cards, and wealth management. Revenue for the quarter was US$1,907 million, a decrease of US$28 million, or 1%, compared with the first quarter last year. The decrease was due to lower other non-interest income resulting from lower gains on sales of securities. Net interest income increased primarily due to strong volume loan and deposit growth, partially offset by margin compression and lower Target related revenue. Margin on average earning assets was 3.71%, a 12 bps decrease compared with the first quarter last year. Average loan volumes increased US$10 billion, or 9%, compared with the first quarter last year due to 15% growth in business loans and 3% growth in personal loans. Average deposit volumes increased US$10 billion, or 5%, compared with the first quarter last year driven by 7% growth in business deposit volume, 6% growth in personal deposit volume, and 3% growth in TD Ameritrade deposit volume.

PCL for the quarter was US$154 million, a decrease of US$69 million, or 31%, compared with the first quarter last year primarily due to lower net charge-offs and improved credit quality. Personal banking PCL was US$152 million, a decrease of US$81 million, or 35%, compared with the first quarter last year primarily due to improved credit quality and lower provisions related to auto loans and residential mortgages. Business banking PCL was US$1 million compared to a recovery of US$14 million in the first quarter last year as provisions for portfolio growth were substantially offset by improved credit quality. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1.3 billion, a decrease of US$50 million, or 4%, compared with the first quarter last year. Net impaired loans as a percentage of total loans were 1.1% as at January 31, 2015, compared with 1.2% at January 31, 2014. Net impaired debt securities classified as loans were US$882 million, a decrease of US$64 million, or 7%, compared with the first quarter last year.

Non-interest expenses for the quarter were US$1,193 million, a decrease of US$32 million, or 3%, compared with the first quarter last year primarily due to ongoing expense reduction initiatives, a benefit resulting from elective early lump sum pension payouts, and lower revenue-share related expenses, partially offset by higher expenses to support growth and higher compensation and benefit costs.

Efficiency ratio for the quarter improved to 62.5%, compared with 63.4% in the first quarter last year.

Quarterly comparison – Q1 2015 vs. Q4 2014

U.S. Retail net income for the quarter increased $116 million (US$74 million) compared with the prior quarter, which included an increase in net income of $109 million (US$72 million) from the U.S. Retail Bank and an increase of $7 million (US$2 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings growth benefited from the strengthening of the U.S. dollar. The annualized return on common equity for the quarter was 8.5%, compared to 7.6% in the prior quarter.

U.S. Retail Bank net income increased US$72 million, or 19%, primarily due to lower expenses, higher revenue from strong loan growth, and improved net interest margins, partially offset by higher provisions for credit losses. The contribution from TD Ameritrade increased US$2 million, or 3%, compared with the prior quarter primarily due to increased transaction-based revenue, partially offset by higher operating expenses.

Revenue for the quarter increased US$56 million, or 3%, compared with the prior quarter primarily due to strong volume growth and higher net interest margins. Margin on average earning assets was 3.71%, a 6 bps increase compared with the prior quarter. Net interest margins benefited from higher deposit margins as we locked in the rates on our 2015 maturities, partially offset by loan margin compression. Average loan volumes increased US$3 billion, or 3%, compared with the prior quarter due to 4% growth in business loans and 1% growth in personal loans. Average deposit volumes increased US$3 billion, or 1%, compared with the prior quarter driven by 2% growth in business deposit volume and 2% growth in personal deposit volume, while TD Ameritrade deposits remained relatively flat.

TD BANK GROUP • FIRST QUARTER 2015 • EARNINGS NEWS RELEASE	Page 10

PCL for the quarter increased US$29 million, or 23%, compared with the prior quarter primarily due to increased provisions for portfolio growth and lower recovery of provisions related to debt securities classified as loans, partially offset by lower provisions for auto loans and improved credit quality in the retail and commercial loan portfolios. Personal banking PCL was US$152 million, an increase of US$35 million, or 30%, from the prior quarter primarily due to higher net charge-offs and higher provisions for portfolio growth in credit cards, partially offset by improved credit quality and provisions related to auto loans. Business banking PCL was US$1 million, a decrease of US$27 million, compared with the prior quarter as provisions for portfolio growth were more than offset by improvements in credit quality. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1.3 billion, which is 1.1% of total loans as at January 31, 2015, flat compared with prior quarter. Net impaired debt securities classified as loans decreased US$37 million, or 4%, compared with the prior quarter.

Non-interest expenses for the quarter decreased US$56 million, or 4%, compared with the prior quarter primarily due to a benefit resulting from elective early lump sum pension payouts coupled with lower legal and revenue-share related expenses.

Efficiency ratio for the quarter improved to 62.5%, compared with 67.5% in the prior quarter due to the improvement in net interest margins coupled with lower expenses.

Business Outlook

For 2015, we anticipate continued moderate, but variable, economic growth and continued low interest rates with the potential for modest increases in the second half of the calendar year. We expect competition for loans and deposits to remain intense, credit to remain benign, and the regulatory environment to be challenging as the complexity of the regulatory framework continues to evolve and obligations on banks to comply and adapt increase. We expect some variability in net interest margins throughout the rest of the year, but expect the full year margin to be roughly at the same level as the fourth quarter of 2014 as higher deposit margins offset additional loan margin compression. Provision for credit losses is expected to begin normalizing, as the high rate of recoveries is not expected to recur and the loan portfolio continues to grow. Given these assumptions, we expect modest growth in earnings. We will continue to focus on delivering legendary customer service and convenience across all distribution channels, making the necessary investments to support future growth and regulatory compliance, while maintaining our focus on productivity initiatives.

TD BANK GROUP • FIRST QUARTER 2015 • EARNINGS NEWS RELEASE	Page 11

TABLE 9: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Net interest income (TEB)	$597	$537	$551
Non-interest income	114	67	167
Total revenue	711	604	718
Provision for (recovery of) credit losses	2	(1)	–
Non-interest expenses	433	381	411
Net income	$192	$160	$230

Selected volumes and ratios
Trading-related revenue[1]	$380	$296	$408
Common Equity Tier 1 (CET1) Capital risk-weighted assets (billions of dollars)[2,3]	64	61	56
Return on common equity[4]	13.0%	13.0%	20.6%
Efficiency ratio	60.9	63.1	57.2
Average number of full-time equivalent staff	3,746	3,727	3,544
1	In the fourth quarter of 2014, the Bank implemented a funding valuation adjustment (FVA) in response to growing evidence that market implied funding costs and benefits are now considered in the pricing and fair valuation of uncollateralized derivatives. See Note 3 of the Interim Consolidated Financial Statements for further information on FVA.
2	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For the third and fourth quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 57%, 65%, and 77%, respectively. For fiscal 2015, the scalars are 64%, 71%, and 77%, respectively.
3	Prior to the first quarter of 2015, the amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.
4	Effective November 1, 2014, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.

Quarterly comparison – Q1 2015 vs. Q1 2014

Wholesale Banking net income for the quarter was $192 million, a decrease of $38 million, or 17%, compared with the first quarter last year. The decrease in earnings was primarily due to lower revenue, higher non-interest expenses, and a higher effective tax rate. The annualized return on common equity for the quarter was 13.0%, compared with 20.6% in the first quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $711 million, a decrease of $7 million, or 1%, compared with the first quarter last year. The decrease was primarily due to lower interest rate and credit trading, and lower fee-based revenue on reduced volumes, reflecting an industry trend. This was partially offset by higher equity and foreign exchange trading on improved client activity, and higher security gains in the investment portfolio.

PCL for the quarter was $2 million, representing the accrual cost of credit protection.

Non-interest expenses for the quarter were $433 million, an increase of $22 million, or 5%, compared with the first quarter last year. The increase was primarily due to higher initiative spend and the impact of foreign exchange translation.

CET1 risk-weighted assets were $64 billion as at January 31, 2015, an increase of $8 billion, or 14%, compared with January 31, 2014. The increase was primarily due to growth in corporate banking, the impact of foreign exchange translation and a higher scalar for the inclusion of the Credit Valuation Adjustment (CVA) capital charge.

Quarterly comparison – Q1 2015 vs. Q4 2014

Wholesale Banking net income for the quarter increased $32 million, or 20%, compared with the prior quarter. The increase was largely due to higher revenue, partially offset by higher non-interest expenses. The annualized return on common equity for the quarter was 13.0%, flat to the prior quarter.

Revenue for the quarter increased $107 million, or 18%, compared with the prior quarter. The increase in revenue was primarily due to higher trading-related revenue and security gains in the investment portfolio. Trading-related revenue increased due to higher equity and foreign exchange trading and a lower charge for FVA in the current quarter. This was partially offset by lower underwriting fees on reduced volumes, reflecting an industry trend.

PCL for the quarter was $2 million, compared with a net recovery of $1 million in the prior quarter.

Non-interest expenses for the quarter increased $52 million, or 14%, primarily due to higher variable compensation commensurate with revenue and the impact of foreign exchange translation.

CET1 risk-weighted assets were $64 billion as at January 31, 2015, an increase of $3 billion, or 5%, compared with October 31, 2014. The increase was primarily due to the impact of foreign exchange translation and a higher scalar for the inclusion of the CVA capital charge.

Business Outlook

Overall, the global economy continues to show signs of recovery. However, we remain cautious as a combination of evolving capital and regulatory changes, uncertainty over the outlook for interest rates, volatile energy markets and the weaker Canadian dollar will continue to affect our business. While these factors will likely affect corporate and investor sentiment in the near term, we believe our diversified, integrated business model will continue to deliver solid results and grow our franchise. We remain focused on growing and deepening client relationships, being a valued counterparty, and managing our risks and productivity in 2015.

TD BANK GROUP • FIRST QUARTER 2015 • EARNINGS NEWS RELEASE	Page 12

TABLE 10: CORPORATE
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Net income (loss) – reported	$(206)	$(227)	$116
Adjustments for items of note[1]
Amortization of intangibles	63	62	61
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	–	–	(19)
Gain on sale of TD Waterhouse Institutional Services	–	–	(196)
Total adjustments for items of note	63	62	(154)
Net income (loss) – adjusted	$(143)	$(165)	$(38)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(172)	$(233)	$(165)
Other	2	41	100
Non-controlling interests	27	27	27
Net income (loss) – adjusted	$(143)	$(165)	$(38)
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q1 2015 vs. Q1 2014

Corporate segment’s reported net loss for the quarter was $206 million, compared with a reported net income of $116 million in the first quarter last year. Adjusted net loss was $143 million, compared with an adjusted net loss of $38 million in the first quarter last year. Adjusted net loss increased primarily due to lower contribution from Other items. Other items were unfavourable due to the gain on sale of TD Ameritrade shares of $40 million and positive tax items recognized in the first quarter of last year and lower net revenue from treasury related activities in the current quarter including changes in the Bank's funding mix. Net corporate expenses increased as a result of ongoing investment in enterprise and regulatory projects and productivity initiatives.

Quarterly comparison – Q1 2015 vs. Q4 2014

Corporate segment’s reported net loss for the quarter was $206 million, compared with a reported net loss of $227 million in the prior quarter. Adjusted net loss was $143 million, compared with an adjusted net loss of $165 million in the prior quarter. The decline in adjusted net loss was due to lower net corporate expenses partially offset by lower contribution from Other items. Other items were unfavourable due to the lower net revenue from treasury activities in the current quarter and positive tax items recognized in the prior quarter. Net corporate expenses decreased primarily due to higher investment in enterprise and regulatory projects and productivity initiatives in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2015 • EARNINGS NEWS RELEASE	Page 13

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170

or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

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Internet website: http://www.td.com

Internet e-mail: customer.service@td.com

Access to Quarterly Results Materials

Interested investors, the media and others may view this first quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD website at www.td.com/investor/.

TD BANK GROUP • FIRST QUARTER 2015 • EARNINGS NEWS RELEASE	Page 14

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on February 26, 2015. The call will be webcast live through TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2015.jsp on February 26, 2015, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-204-9269 or 1-800-499-4035 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2015.jsp. Replay of the teleconference will be available from 6 p.m. ET on February 26, 2015, until March 30, 2015, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 6570000.

Annual Meeting

Thursday, March 26, 2015

Metro Toronto Convention Centre

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 9.7 million active online and mobile customers. TD had CDN$1.1 trillion in assets on January 31, 2015. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-7857

Crystal Jongeward, Manager, Media Relations, 416-308-1746

TD BANK GROUP • FIRST QUARTER 2015 • EARNINGS NEWS RELEASE	Page 15